Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

April 6, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2009

Convertible & Income Portfolio of Funds, Series 32

File Nos. 333-236506 and 811-03763

Dear Mr. Bartz:

This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2009, filed on February 19, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 32 (the “Trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please disclose the Trust’s strategy relating to the duration of the securities held by the closed-end funds.

Response: In response to this comment, the third sentence of the third paragraph under the “Principal Investment Strategy” section will be revised to read as follows: “The sponsor will also consider the duration of the securities held by the Closed-End Funds and the ETF included in the trust’s portfolio, however, those underlying securities may be of any duration.”

Investment Summary — Principal Risks

2.       The duration example in the sixth bullet under the “Principal Risks” section uses a duration of five years. Please confirm that the average weighted duration of the underlying closed-end funds and exchange-traded fund is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying exchange-traded funds.

Response: The sponsor confirms that the average weighted duration of the underlying exchange-traded funds is approximately five years or less and, therefore, the example does not need to be revised.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren